October 30, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention:        Jennifer Thompson; Yong Kim

Re:      Camping World Holdings, Inc. (the “Company”)
Form 10‑K for the Fiscal Year Ended December 31, 2017

Filed March 13, 2018

Form 10‑Q for the Quarterly Period Ended June 30, 2018

Filed August 9, 2018

File No. 1‑37908

Ladies and Gentlemen:

On September 18, 2018, we responded to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Thomas F. Wolfe, the Company’s Chief Financial Officer and Secretary, dated September 4, 2018, with respect to the above-captioned Form 10‑K for the fiscal year ended December 31, 2017, filed March 13, 2018 (the “Form 10‑K”), and the above-captioned Form 10‑Q for the quarterly period ended June 30, 2018, filed August 9, 2018 (the “Form 10‑Q”). Following an oral conversation with the Staff on October 22, 2018, we are now amending our response to Question 2 and Question 3 of the Staff’s comment letter.  The numbered paragraphs below sets forth the Staff’s comment in italics, followed by the Company’s amended response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the relevant document.

Form 10‑K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 95

2.

We note your presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share, which in part adjusts for the reallocation of income attributable to non-controlling interests from the assumed exchange of all outstanding common units in CWGS, LLC for shares of Class A common stock and the related impact on the number of Class A common shares outstanding. Please tell us why you believe it is meaningful and appropriate to assume the exchange of the CWGS, LLC common units and related Class B shares in periods when such exchange is antidilutive. As part of your response, please tell us whether you have had any conversations with the CWGS, LLC common unitholders that would indicate that this exchange is imminent or received any other indication that the common unitholders are likely to make an uneconomic decision when deciding whether and when to exchange the common units for Class A shares.

Response: The Company respectfully advises the Staff that it will no longer present the impact of the assumed exchange of common units in CWGS, LLC in the non-GAAP financial measures for adjusted net income attributable to Camping World Holdings, Inc. – diluted and adjusted earnings per share – diluted (as retitled and explained in our response to Comment 3) in its future filings with the Staff to the extent that the assumed exchange of common units is anti-dilutive.  In future filings with the Staff where the exchange of common units is anti-dilutive, the Company intends to include disclosure substantially similar to the below financial information for the three and six months ended June 30, 2018 and 2017, provided for illustrative purposes:

Adjusted Net Income Attributable to Camping World Holdings, Inc. and Adjusted Earnings Per Share

We define “Adjusted Net Income Attributable to Camping World Holdings, Inc. – Basic” as net income attributable to Camping World Holdings, Inc. adjusted for the impact of certain non‑cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, loss (gain) and expense on debt restructure, loss (gain) on sale of assets, equity-based compensation, Tax Receivable Agreement liability adjustment, transaction expenses related to acquisitions, Gander Outdoors pre-opening costs, other unusual or one‑time items, the income tax expense effect of these adjustments, and the effect of net income attributable to non-controlling interests from these adjustments.

We define “Adjusted Net Income Attributable to Camping World Holdings, Inc. – Diluted” as Adjusted Net Income Attributable to Camping World Holdings, Inc. – Basic adjusted for the reallocation of net income attributable to non-controlling interests from stock options and restricted stock units, if dilutive, or the assumed exchange, if dilutive, of all outstanding common units in CWGS, LLC for shares of newly-issued Class A common stock of Camping World Holdings, Inc.

We define “Adjusted Earnings Per Share – Basic” as Adjusted Net Income Attributable to Camping World Holdings, Inc. - Basic divided by the weighted-average shares of Class A common stock outstanding. We define “Adjusted Earnings Per Share – Diluted” as Adjusted Net Income Attributable to Camping World Holdings, Inc. – Diluted divided by the weighted-average shares of Class A common stock outstanding, assuming (i) the exchange of all outstanding common units in CWGS, LLC for newly-

issued shares of Class A common stock of Camping World Holdings, Inc., if dilutive, and (ii) the dilutive effect of stock options and restricted stock units, if any. We present Adjusted Net Income Attributable to Camping World Holdings, Inc. – Basic, Adjusted Net Income Attributable to Camping World Holdings, Inc. – Diluted, Adjusted Earnings Per Share – Basic, and Adjusted Earnings Per Share – Diluted because we consider them to be important supplemental measures of our performance and we believe that investors’ understanding of our performance is enhanced by including these Non‑GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

The following table reconciles Adjusted Net Income Attributable to Camping World Holdings, Inc. – Basic, Adjusted Net Income Attributable to Camping World Holdings, Inc. – Diluted, Adjusted Earnings Per Share – Basic, Adjusted Earnings Per Share – Diluted to the most directly comparable GAAP financial performance measure, which is net income attributable to Camping World Holdings, Inc., in the case of the Adjusted Net Income non-GAAP financial measures, and weighted-average shares of Class A common stock outstanding – basic, in the case of the Adjusted Earnings Per Share non-GAAP financial measures:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(In thousands except per share amounts)	2018	2017	2018	2017
Numerator:
Net income attributable to Camping World Holdings, Inc.	$28,031	$19,344	$31,212	$26,866
Adjustments related to basic calculation:
Loss and expense on debt restructure (a)	(44)	—	2,056	—
Loss (gain) on sale of assets (b)	59	31	144	(287)
Equity-based compensation (c)	3,129	869	6,347	1,588
Tax Receivable Agreement liability adjustment (d)	—	—	—	(17)
Acquisitions - transaction expense (e)	—	2,100	—	2,100
Gander Outdoors pre-opening costs (f)	15,355	1,351	35,006	1,351
Income tax expense (g)	(279)	(118)	(767)	(171)
Adjustment to net income attributable to non-controlling interests resulting from the above adjustments (h)	(10,787)	(3,180)	(25,434)	(3,487)
Adjusted net income attributable to Camping World Holdings, Inc. – basic	35,464	20,397	48,564	27,943
Adjustments related to diluted calculation:
Reallocation of net income attributable to non-controlling interests from the dilutive effect of stock options and restricted stock units (i)	61	121	224	—
Income tax on reallocation of net income attributable to non-controlling interests from the dilutive effect of stock options and restricted stock units (j)	(17)	(43)	(76)	—
Reallocation of net income attributable to non-controlling interests from the dilutive exchange of common units in CWGS, LLC (i)	—	—	—	131,337
Income tax on reallocation of net income attributable to non-controlling interests from the dilutive exchange of common units in CWGS, LLC (j)	—	—	—	(50,149)
Adjusted net income attributable to Camping World Holdings, Inc. – diluted	$35,508	$20,475	$48,712	$109,131

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(In thousands except per share amounts)	2018	2017	2018	2017
Denominator:
Weighted-average Class A common shares outstanding – basic	36,964	22,977	36,890	20,973
Adjustments:
Dilutive exchange of common units in CWGS, LLC for shares of Class A common stock (k)	—	—	—	63,700
Dilutive options to purchase Class A common stock (k)	—	56	157	101
Dilutive restricted stock units (k)	83	61	136	59
Adjusted weighted average Class A common shares outstanding – diluted	37,047	23,094	37,183	84,833

Adjusted earnings per share – basic	$0.96	$0.89	$1.32	$1.33
Adjusted earnings per share – diluted	$0.96	$0.89	$1.31	$1.29

Anti-dilutive amounts (l):
Numerator:
Reallocation of net income attributable to non-controlling interests from the anti-dilutive exchange of common units in CWGS, LLC (i)	$64,510	$88,808	$93,089	$—
Income tax on reallocation of net income attributable to non-controlling interests from the anti-dilutive exchange of common units in CWGS, LLC (j)	$(18,000)	$(31,867)	$(28,367)	$—
Assumed income tax benefit (expense) of combining C-corporations with full valuation allowances with the income of other consolidated entities after the anti-dilutive exchange of common units in CWGS, LLC (m)	$3,605	$—	$9,130	$—
Denominator:
Anti-dilutive exchange of common units in CWGS, LLC for shares of Class A common stock (k)	51,717	62,586	51,773	—

a.	Represents the loss and expense incurred on debt restructure and financing expense incurred from the Third Amendment to the Credit Agreement in 2018.
b.	Represents an adjustment to eliminate the losses and gains on sales of various assets.
c.	Represents non-cash equity-based compensation expense relating to employees and directors of the Company.
d.	Represents an adjustment to eliminate the loss on remeasurement of the Tax Receivable Agreement primarily due to changes in our effective income tax rate.
e.	Represents transaction expenses, primarily legal costs, associated with acquisitions into new or complementary markets, including the Gander Mountain Acquisition.
f.

Represents pre-opening store costs associated with the Gander Outdoors store openings, which is comprised of 1) Gander Outdoors-specific corporate and retail overhead, 2) distribution center expenses, and 3) store-level startup expenses. As discussed in Note 11 – Acquisitions to our consolidated financial statements included in Part I, Item 1 of this Form 10‑Q, the Company incurred and expects to incur significant costs related to the initial rollout of Gander Outdoors locations, which is expected to be substantially complete by December 31, 2018. Based on the nature of the acquisition through a bankruptcy auction and the large quantity of retail locations to be opened in a very compressed timeframe, the Company does not deem the pre-opening store costs for the initial rollout of Gander Outdoors locations to be normal, recurring charges. The Company does not intend to adjust for pre-opening store costs other than for the initial rollout of Gander Outdoors.

g.

Represents the income tax expense effect of the above adjustments, the majority of which are related to entities with full valuation allowances for which no tax benefit can be currently recognized. This assumption uses effective tax rates of 25.3% and 38.5% for the adjustments for 2018 and 2017, respectively.

h.

Represents the adjustment to net income attributable to non-controlling interests resulting from the above adjustments that impact the net income of CWGS, LLC. This adjustment uses the non-controlling interest’s weighted average ownership of CWGS, LLC of 58.3% and 73.1% for the three months ended June 30, 2018 and 2017, respectively, and 58.4% and 75.2% for the six months ended June 30, 2018 and 2017, respectively.

i.

Represents the reallocation of net income attributable to non-controlling interests from the impact of the assumed change in ownership of CWGS, LLC from stock options, restricted stock units, and/or common units of CWGS, LLC.

j.

Represents the income tax expense effect of the above adjustment for reallocation of net income attributable to non-controlling interests. This assumption uses effective tax rates of 25.3% and 38.5% for the adjustments for 2018 and 2017, respectively.

k.	Represents the impact to the denominator for stock options, restricted stock units, and/or common units of CWGS, LLC.
l.	The below amounts have not been considered in our adjusted earnings per share – diluted amounts as the effect of these items are anti-dilutive.
m.

Represents adjustments to reflect the income tax benefit of losses of consolidated C-corporations that under the Company’s current equity structure cannot be used against the income of other consolidated subsidiaries of CWGS, LLC. Subsequent to the exchange of all common units in CWGS, LLC, the Company believes certain actions could be taken such that the C-corporations’ losses could offset income of other consolidated subsidiaries. The adjustment reflects the income tax benefit assuming effective tax rates of 25.3% during 2018, for the losses experienced by the consolidated C-corporations for which valuation allowances have been recorded. No assumed release of valuation allowance established for previous periods are included in these amounts. Prior to 2018, the Company did not consider the losses of these C-corporations with valuation allowances to be significant and the Company did not retroactively adjust 2017 for these amounts, which were $(2.0) million and $0.9 million for the three and six months ended June 30, 2017.

Prior to this Form 10‑Q, we had calculated adjusted earnings per share on a fully exchanged basis regardless of whether the common units in CWGS, LLC were dilutive. That calculation will no longer be presented, however, we have provided anti-dilutive amounts in the table above, when applicable.

3.

We note your presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share. Please tell us why you believe it is appropriate to characterize these measures as “pro forma” and how your presentation of these pro forma metrics complies with Article 11 of Regulation S-X. Your response should include, but not be limited to, telling us why you believe presenting this metric for five years is appropriate, particularly since your current capital structure did not exist in most of those periods.

Response: The Company respectfully advises the Staff that the Pro Forma Non-GAAP Measures were not intended to comply with Article 11 of Regulation S-X. To avoid any potential confusion in future public disclosures, beginning with the Company’s  Form 10‑Q for the quarter ending September 30, 2018, the Company will retitle non-GAAP financial measures to eliminate the use of “pro forma” when describing non-GAAP financial measures unless they are determined pursuant to Article 11 of Regulation S-X. Specifically, “Adjusted Pro Forma Net Income” will be referred to as “Adjusted Net Income Attributable to Camping World Holdings, Inc. – Diluted” and “Adjusted Pro Forma Earnings Per Fully Exchanged and Diluted Share” will be referred to as “Adjusted Earnings Per Share – Diluted” in those future public disclosures.

The Company further advises the Staff that, as a result of the revised presentation noted in Response 2 above, the Company will no longer disclose the Pro Forma Non-GAAP Measures for periods prior to the Company’s IPO.

We hope the foregoing has been responsive to the Staff’s comments.  Please do not hesitate to contact me at (805) 667‑4457 with any questions regarding the foregoing.

Sincerely,

/s/ Thomas F. Wolfe

Thomas F. Wolfe
Chief Financial Officer and Secretary
Camping World Holdings, Inc.

Enclosures

cc:        (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP